Exhibit 4.12

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock, par value $0.00001 per share, of AudioEye, Inc. (the “Company,” “AudioEye,” “we,” “our,” “us,” and “our”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (i) our Amended and Restated Certificate of Incorporation, as amended (as so amended, the “Certificate of Incorporation”), and (ii) our By-laws, as amended (By-laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.12 is a part. We encourage you to read our Certificate of Incorporation, our By-laws and the applicable provisions of the Delaware General Corporation Law, which we sometimes refer to as Delaware law or the DGCL, for additional information.

Authorized and Outstanding Capital Stock

Authorized Shares. As of December 31, 2019, we were authorized to issue up to 60,000,000 shares of capital stock, par value $0.00001 per share, divided into two classes designated, respectively, “common stock” and “preferred stock.” Of such shares authorized, 50,000,000 shares are designated as common stock, and 10,000,000 shares are designated as preferred stock. In May 2015, we filed a Certificate of Designations of Series A Preferred Stock (the “Series A Certificate of Designations”) to authorize the issuance of shares of Series A Convertible Preferred Stock (the “Series A Preferred”).

Outstanding Shares of Common Stock. As of December 31, 2019, there were 8,876,553 shares of common stock outstanding.

Outstanding Shares of Series A Preferred; Conversion Rights. As of December 31, 2019, there were 105,000 shares of Series A Preferred outstanding. Each share of Series A Preferred is convertible at the option of the holder from and after the original date of issuance, at a conversion price of $4.385 per share plus accrued and unpaid dividends on such shares, subject to adjustment in the event of stock splits, dividends, certain pro rata distributions and fundamental transactions such mergers, sales of all or substantially all of our assets or similar transactions. As of December 31, 2019, cumulative and unpaid dividends on the outstanding shares of Series A Preferred were $245,240 and as a result such shares were convertible as of such date into an aggregate of approximately 295,380 shares of common stock. We may redeem the Series A Preferred at any time for an amount equal to $12.50 (125% of the stated value) plus accumulated dividends.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by stockholders. On any matter presented to the stockholders of the Company, holders of the Series A Preferred are entitled to cast the number of votes equal to the number of shares of common stock into which the shares of Series A Preferred are convertible as of the record date to vote on such matter. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.

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Dividend Rights. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore, subject to restrictions on such ability to pay dividends, if any, set forth in the relevant terms of any preferred stock as may then be outstanding. Cash dividends are at the sole discretion of our board of directors. Each holder of our common stock is entitled to a pro rata share of cash distributions made to stockholders, including dividend payments. The Series A Preferred bears dividends at a rate of 5% percent (5.0%) per annum, which are cumulative and accrue daily from the date of issuance on the $10.00 stated value, whether or not earned or declared. As of December 31, 2019, cumulative and unpaid dividends were $245,240. The Series A Certificate of Designations does not contain a provision that restricts our ability to pay dividends on the common stock even if there are accrued and unpaid dividends on the Series A Preferred.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. The Series A Preferred ranks senior to our common stock as to distributions and payments upon the liquidation, dissolution and winding up of the Company. As a result, no such distributions or payments may be made to the holders of our common stock upon the liquidation, dissolution and winding up of the Company unless and until the holders of Series A Preferred have received the stated value of $10.00 per share plus any accrued and unpaid dividends as to such shares of Series A Preferred. At December 31, 2019, the total liquidation preference was valued at $1,295,240.

Other Rights and Preferences. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. So long as any shares of Series A Preferred remain outstanding, neither we or any of our subsidiaries may redeem, purchase or otherwise acquire any material amount of junior securities, which includes shares of our common stock.

Anti-Takeover Provisions

We are governed by the Delaware General Corporation Law. Certain provisions of the DGCL and our Certificate of Incorporation and By-laws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise.

Vacancies on Board of Directors

Our Certificate of Incorporation provides that any newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board.

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Stockholder Meetings

Under our Certificate of Incorporation and subject to the rights of holders of preferred stock, if any, only a majority of the members of the board of directors, the chairman of the board of directors or the chief executive officer or the president may call special meetings of stockholders. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

The overall effect of the foregoing provisions may be to deter a future tender offer. Our stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business.

Business Combinations

We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholders owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “AEYE.”

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Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer. Its address is 3200 Cherry Creek Drive, Suite 430, Denver, Colorado, 80209, and its telephone number is (303) 282-4800.

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